TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND
QUARTER 2016 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 11, 2016 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three and six months ended June 30, 2016. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and six month periods ended June 30, 2016 and 2015, are available on TransGlobe's website at www.trans-globe.com.

ø	Second quarter production averaged 11,472 Bopd (11,783 Bopd sales);

ø	Completed one direct sale tanker-lifting of TransGlobe's entitlement oil during the second quarter for proceeds of $16.9 million (all sale proceeds were collected during the quarter);

ø	Second quarter funds flow of $2.0 million;

ø	Held 706,577 barrels of entitlement crude production in inventory at quarter-end, including 503,697 barrels at West Gharib and 202,880 barrels at West Bakr (valued at cost);

ø	Second quarter net loss of $12.1 million;

ø	Spent $4.8 million on exploration and development during the quarter;

ø	Ended the quarter with positive working capital of $65.4 million (net of convertible debentures, which are now current liabilities), which includes cash and cash equivalents of $124.3 million;

ø	Announced a production recovery program to restore production to 13,000 to 14,000 Bopd by year-end;

ø	Drilled first (460 Bopd) and second oil wells in West Bakr South-K restricted area;

ø	Drilled 5 exploration wells to date, resulting in 2 discoveries (subsequent to quarter end);

ø	NWG 27 oil discovery, potential 18 million barrels of oil in place (preliminary internal estimate);

ø	NWG 38 oil discovery, potential 12 million barrels of oil in place (preliminary internal estimate); and

ø	Arta Red Bed field performance and new reservoir simulation model identifies infill locations and potential increased reserve recoveries of 2 to 4 million barrels (internally estimated).

A conference call to discuss TransGlobe’s 2016 second quarter results presented in this news release will be held Thursday, August 11, 2016 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2216 or toll free at 866-225-0198. The webcast may be accessed at http://www.gowebcasting.com/7678.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2016	2015	% Change	2016	2015	% Change
Oil revenue	32,461	62,647	(48)	61,483	116,898	(47)
Oil revenue, net of royalties	19,786	33,960	(42)	37,213	63,533	(41)
Derivative loss on commodity contracts	698	—	100	956	688	39
Production and operating expense	10,640	14,188	(25)	23,761	29,653	(20)
Selling costs	47	806	(94)	875	3,897	(78)
General and administrative expense	4,125	6,019	(31)	7,648	13,937	(45)
Depletion, depreciation and amortization expense	8,083	12,397	(35)	18,099	23,921	(24)
Income taxes	2,683	2,750	(2)	3,661	5,939	(38)
Funds flow from operations[1]	2,026	6,991	(71)	(804)	3,703	(122)
Basic per share	0.03	0.09		(0.01)	0.05
Diluted per share	0.03	0.09		(0.01)	0.05
Net earnings	(12,050)	(12,580)	4	(28,299)	(23,777)	(19)
Net earnings - diluted	(12,050)	(12,580)	4	(28,299)	(23,777)	(19)
Basic per share	(0.17)	(0.17)		(0.39)	(0.32)
Diluted per share	(0.17)	(0.17)		(0.39)	(0.32)
Capital expenditures	4,837	22,337	(78)	9,102	36,438	(75)
Working capital[2]	65,413	178,743	(63)	65,413	178,743	(63)
Convertible debentures	70,639	74,421	(5)	70,639	74,421	(5)
Common shares outstanding
Basic (weighted-average)	72,206	74,236	(3)	72,206	74,747	(3)
Diluted (weighted-average)	72,206	74,236	(3)	72,206	74,747	(3)
Total assets	433,013	599,744	(28)	433,013	599,744	(28)

Operating
Average production volumes (Bopd)	11,472	15,064	(24)	11,765	14,976	(21)
Average sales volumes (Bopd)	11,783	14,251	(17)	12,955	13,567	(5)
Inventory (Bbls)	706,577	253,771	178	706,577	253,771	178
Average price ($ per Bbl)	30.27	48.31	(37)	26.08	47.60	(45)
Operating expense ($ per Bbl)	9.92	10.94	(9)	10.08	12.08	(17)
Notes:
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

[2] The Company's working capital is presented net of the convertible debentures in Q2-2016, as the convertible debentures are now current liabilities. Prior to 2016, the convertible debentures were non-current liabilities and therefore did not impact working capital.

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 11,472 barrels of oil per day ("bopd") during the second quarter of 2016, which was consistent with the updated guidance provided in the most recent mid-quarter update.
The Company completed one direct sale tanker-lifting during the quarter, consisting of 516,901 barrels of entitlement crude oil. The tanker-lifting was sold to a third party buyer in May, and payment of $16.9 million was received on June 15. TransGlobe's third tanker lifting of 2016 is scheduled for September, and management is currently in discussions with EGPC regarding the timing of a lifting for the fourth quarter of 2016.
The Company commenced its 2016 drilling program during the second quarter, starting with the K-48 development well in the South-K field. The well encountered approximately 33 meters (108 feet) of net oil pay in the main Asl A formation, and was completed and placed on production in the second quarter with an initial production rate of approximately 460 Bopd. The drilling rig was subsequently moved to the North West Gharib concession to commence the 2016/2017 multi-well exploration drilling program and is scheduled to return to drill additional wells in South-K field in the third quarter.
In addition to the K-48 development well, two exploration wells were drilled during the quarter (NWG 29 and NWG 21). Both wells were plugged and abandoned. Subsequent to the quarter, the NWG 27 exploration well was drilled to a depth of 4,790 feet encountering the oil bearing Red Bed conglomerate overlying water bearing sandstone. Following acquisition of a down hole oil sample, the well was cased. Evaluation of recorded open hole log data is underway to identify additional drilling opportunities offsetting NWG 27. Also subsequent to the quarter, the well NWG 20 was drilled and abandoned. The drilling rig was moved to South-K field and drilled the K-51 development well. The rig will move to the first exploration wells in the South East Gharib concession next. Concurrently, the Company mobilized a second drilling rig to the NWG 38 prospect in July which was drilled to a depth of 5,244 feet. The well encountered 40 feet of net oil pay in a sandy/conglomerate Red Bed sequence and is being cased as a Red Bed oil well. Following NWG 38, the rig is moving to NWG 26 to test the structure to the west of the NWG 27 discovery. Drilling costs to date are trending 30% to 40% below plan due to better contract terms and optimized drilling programs.
During the second quarter, the Company finalized a production recovery plan ("PRP"), which incorporates two additional wells at South-K (West Bakr), 16+ recompletions, pump optimizations and facility upgrades at West Gharib and West Bakr, plus first production from the NWG 3 discovery in the fourth quarter. The Company is targeting a 2016 exit production rate of 13,000 to 14,000 bopd upon successful execution of the PRP.

It is estimated that total capital expenditures for 2016 will be approximately $33 million, down from preliminary guidance of $38 million as communicated in the mid-quarter update for the second quarter. The reduction in capital is primarily due to cost savings associated with the 2016 drilling program, optimization of the PRP program and facility project deferrals into 2017.

The Company also completed construction of a new geostatistical reservoir simulation model for the West Gharib Arta Red Bed (Lower Nukhul) pool during the quarter. Based on better than forecast pool production performance over the past two years and the simulation results management believes approximately two to four million barrels of additional oil will be recovered from the Arta Red Bed pool, representing a potential 7% to 14% increase in 2P corporate reserves (as of year-end 2015). Management is working with the Company’s independent reserve evaluator to confirm the reserve additions.

Dated Brent oil prices averaged $45.52 per barrel in the second quarter of 2016. TransGlobe's Gulf of Suez crude is sold at a quality discount to Dated Brent and received a blended price of $30.27 per barrel during the quarter. The Company achieved funds flow of $2.0 million during the second quarter, and ended the quarter with positive working capital of $65.4 million (net of convertible debentures, which are now current liabilities), which includes cash and cash equivalents of $124.3 million.

The Company experienced a net loss in the quarter of $12.1 million, which included a $4.3 million non-cash unrealized loss on convertible debentures. The $4.3 million loss on the convertible debentures represents a fair value adjustment in accordance with IFRS, but does not represent a cash loss or a change in the future cash outlay required to repay the convertible debentures.
Despite the low oil price environment, the Company remains in a strong financial position relative to many industry peers. Management believes that this positions the Company well from a strategic acquisitions perspective. During the first half of 2016 the Company reviewed and assessed several potential acquisitions that were all consistent with our strategy of diversifying our geopolitical risk profile. To date the Company has not been able to negotiate a transaction that meets its internal requirements for economic return expectations weighed against the risks inherent in the various targets. The Company will continue to focus on and pursue opportunities that possess favorable economics at lower oil prices.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the second quarter. The Company completed construction of a new geostatistical reservoir simulation model for the Arta Red Bed (Lower Nukhul) pool during the quarter. Based on better than forecast pool production performance over the past two years and the simulation results management believes approximately two to four million barrels of additional oil will be recovered from the Arta Red Bed pool, representing a potential 7% to 14% increase in 2P corporate reserves (as of year-end 2015). Management is working with the Company’s independent reserve evaluator to confirm the reserve additions. Additionally, two infill drilling opportunities were identified to recover additional reserves and increase production. A two-well development infill program is scheduled for the fourth quarter of 2016 or early 2017 depending on the timing of regulatory approvals. Current drilling costs are trending 30% to 40% lower than plan, therefore management expects that the wells can be drilled and equipped for production for less than $1 million per well. The wells are targeting a combined production increase of 600 to 800 Bopd.
In addition, several well recompletions are scheduled in the third and fourth quarters, as part of the production recovery plan announced June 22, 2016. The well recompletions will focus on low-cost, behind-pipe opportunities.
Production
Production from West Gharib averaged 7,264 Bopd to TransGlobe during the second quarter, a 6% (428 Bopd) decrease from the previous quarter, primarily due to natural declines and intentional reduced development/operations investment due to low oil prices.
Production averaged 6,754 Bopd during July.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from West Gharib during the quarter which resulted in an inventory build (under-lift) of 333,518 barrels in the quarter. As at quarter end, total crude entitlement inventory at West Gharib was 503,697 barrels.

Quarterly West Gharib Production (Bopd)	2016		2015
	Q-2	Q-1	Q-4	Q-3
Gross production rate	7,264	7,692	8,277	8,520
TransGlobe working interest	7,264	7,692	8,277	8,520
TransGlobe inventory held (lifted)	3,665	(3,837)	4,164	(1,278)
Total sales	3,599	11,529	4,113	9,798
Government share (royalties and tax)	3,599	3,817	4,113	4,237
TransGlobe sales (after royalties and tax)[1]	—	7,712	—	5,561
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the second quarter, the K-48 development well was drilled and cased as an Asl A oil well in the South-K field.  The K-48 well represents the first location of a low risk development drilling program in South-K field which had been delayed due to military access approval. The K-48 well encountered approximately 33 meters (108 feet) of net oil pay in the main Asl A formation. The well was completed and placed on production in the second quarter with an initial production rate of approximately 460 Bopd. The K-51 well has been drilled to TD and encountered an estimated 36.5 meters (120 feet) of net oil pay in the Asl A formation. The well will be completed and placed on production in September. Following K-51 the rig is scheduled to move to the South East Gharib concession for two exploration wells. Several recompletions are scheduled in the third and fourth quarters in the K and M fields targeting low cost, behind-pipe opportunities as part of the Company’s production recovery plan.
Production
Production from West Bakr averaged 4,208 Bopd to TransGlobe during the second quarter, a 4% (158 Bopd) decrease from the previous quarter, primarily due to natural declines and intentional reduced development/operations investment due to low oil prices.
Production averaged 4,600 Bopd during July.
Sales
TransGlobe's second tanker-lifting of 2016 was completed on May 2nd, and was comprised of 516,901 barrels of Ras Gharib blend, all of which was allocated to West Bakr entitlement crude. This lifting was sold at a price of May average Dated Brent less a differential of $13.99/bbl. The Company purchased a floor of $39.00/Bbl (Dated Brent) for May on 550,000 barrels to protect the pricing received on this lifting. As at the end of the second quarter, TransGlobe held 202,880 barrels of West Bakr entitlement oil as inventory.

Quarterly West Bakr Production (Bopd)	2016		2015
	Q-2	Q-1	Q-4	Q-3
Gross production rate	4,208	4,366	5,077	5,760
TransGlobe working interest	4,208	4,366	5,077	5,760
TransGlobe inventory held (lifted)	(3,976)	1,768	2,056	2,333
Total sales	8,184	2,598	3,021	3,427
Government share (royalties and tax)	2,504	2,598	3,021	3,427
TransGlobe sales (after royalties and tax)[1]	5,680	—	—	—
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, South West Gharib and South East Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
TransGlobe’s 2016 drilling program will test 18 exploration prospects in the Eastern Desert (NWG, SWG and SEG) to complete the entire remaining work commitments for Phase 1 exploration in these blocks. The prospects range in size from 2 million to 16 million barrels of recoverable resource (internally estimated P-mean, un-risked) with an individual estimated chance of success ranging from 11% to 42%. The 2016 exploration drilling program is targeting a total risked undiscovered resource potential of between 8 and 26 million barrels (on a P-50 and P-mean basis, respectively).
To date, the Company has drilled 5 of 12 exploration wells scheduled for NWG in 2016, resulting in 2 oil discoveries (NWG 27 & NWG 38) and 3 dry holes (NWG 29, NWG 21 & NWG 20) representing a 40% success rate to date.

2016 Exploration Wells to Date
Sequence	Prospect	Play Type	Total Depth (feet)	Results	AFE dry hole ($000)	Actual ($000)
1	NWG 29	Miocene Clastics	9,210	D&A	1,519	1,122
2	NWG 21	Red Bed	5,245	D&A	830	483
3	NWG 27	Red Bed	4,790	Oil / Cased	826	734
4	NWG 20	Red Bed	4,235	D&A	804	539
5	NWG 38	Red Bed	5,244	Oil / Cased	876	~770
The third exploration well (NWG 27) targeted the Nukhul/Red Bed reservoirs in the northern portion of the concession. The well encountered a thick (215 feet) Red Bed section with approximately 55 feet of net oil pay above the oil water contact in a 90 foot conglomerate sequence which overlays a 125 foot high quality sandstone. A wireline (MDT) oil sample was recovered above the oil water contact prior to casing the well. The oil sample was 23.5 API, which is lighter oil than typically encountered in the West Gharib area. Several up-dip and structurally higher appraisal locations could be drilled in early 2017 to test the entire Red Bed section above the oil water contact, subject to permits and approvals. These locations could have the entire Red Bed section within the oil column resulting in prolific production rates similar to the Arta pool. The NWG 27 structure as currently mapped could hold up to 18 million barrels of oil in place based on internal, deterministic estimates. Additional drilling and testing will be required to validate the current mapping and reservoir extent. This oil discovery is very significant as it has de-risked a number of prospects in the northern area of the license now that oil bearing Red Bed reservoir has been found in a thick sequence.
Following the NWG 20 well the drilling rig moved to West Bakr to drill a South-K development well (K-51). Following K-51 the rig will move to the South East Gharib concession to drill SEG 1, the first of two planned exploration wells at SEG.
Concurrently, the Company mobilized a second drilling to the NWG 38 prospect in July.
The fifth exploration well (NWG 38) was targeting a Red Bed prospect. The well encountered a thick (98 feet) Red Bed section with approximately 40 net feet of oil pay in a sandy/conglomerate sequence. An oil sample was recovered above the oil water contact and sent to the lab for further analysis. Several up-dip and structurally higher appraisal locations could be drilled in early 2017 to test the entire Red Bed section above the oil water contact, subject to permits and approvals. The NWG 38 structure as currently mapped could hold up to 12 million barrels of oil in place based on internal, deterministic estimates. Additional drilling and testing will be required to validate the current mapping and reservoir extent. The well is being cased as a future producer, following which the rig will move to the NWG 26 prospect to test a Red Bed structure to the west of the NWG 27 discovery.
To date, all of the Red Bed wells have encountered good quality sand/conglomerate validating the Company’s current Red Bed depositional model and reducing one of the primary risks of the play type. The Company is evaluating 10 additional lead areas that could result in additional Red Bed prospects which were contingent on sand presence in the respective areas.
Based on drilling costs to date, well costs are trending 30% to 40% below budget due to better contract terms and optimized drilling programs, with Red Bed wells (D&A) costing ~$0.5 million per well versus pre-drill estimates of $0.8 million per well.
As the 2016 exploration program is completed, new discoveries, including the three discoveries made in 2014, will be brought forward as development lease applications for production beginning in Q4-2016 and into 2017.
The Company recently negotiated a six-month extension to the first exploration phase at NW Gharib to May 2017. The extension provides additional flexibility to complete the remaining Phase 1 drilling commitments in the Eastern Desert. If the Company elects to enter the second exploration period, the six month extension period becomes part of the second exploration period (2 year period) which expires in November 2018.
Prior to entering the second exploration period on NWG, SWG and SEG, the Company must relinquish 25% of the respective concession areas and post a performance bond for the respective second period work commitment. If the Company chooses to not enter the second exploration period, the Company is required to relinquish all remaining lands in the respective concession areas that have not been converted to development leases.

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration and development budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com